

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 15, 2013

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston Salem, NC 27101-2400

Re: Endurance Series Trust
        File Nos. 333-186059 and 811-22794

Dear Mr. Skinner:

        We have reviewed the registration statement on Form N-1A for the Endurance Series Trust filed with the Commission on January 16, 2013. The registration statement relates to a new series, the Gator Focus Fund ("Fund"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

1.   Please paginate the document.

Front Cover

2.   Please provide the Fund's ticker symbol.

Summary

Fees and Expenses of the Fund

3.   Please confirm that the contract referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the registration statement. Consistent with disclosure in the SAI, please indicate here that the Adviser will have the ability to recoup fees waived or expenses reimbursed.

4.   The fee table contains a line item for acquired fund fees and expenses, but the strategy and risk disclosure contain no references to investments in other funds. If the Fund will invest in other funds, please describe the relevant strategy and risks, *e.g*., duplication of expenses.

<u>Principal Investment Strategies of the Fund</u>

5.	Will the Fund invest in foreign or emerging market securities as part of its principal strategies? If so, please include appropriate strategy and risk disclosure in the summary and in the section titled "More about the Fund's Investment Objective, Strategies, Risks and Portfolio Holdings."

6.	Disclosure indicates the Fund will normally invest "at least 65%" of assets in small cap equities. Please disclose any other principal strategies the Fund may employ with respect to the remaining assets.

7.	We note that disclosure indicates that the Fund's portfolio managers have particular experience in the financials sector. Will the Fund invest significantly in this sector? If so, please provide appropriate strategy and risk disclosure.

<u>Principal Risks of Investing in the Fund</u>

8.	Please state affirmatively at the end of the first paragraph of this section that "You may lose money by investing in the Fund."

9.	Does the Fund actively trade its portfolio such that it expects to have high portfolio turnover? If so, please provide appropriate disclosure of the strategy and attendant risks, *e.g.*, greater taxes and fees.

10.	Preferred stock and convertible securities are mentioned as principal investment strategies of the Fund. Please add corresponding risk disclosure for these securities.

<u>Performance</u>

11.	Please include the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A (*e.g.*, disclose that the information will show changes in the Fund's performance from year to year and show how the Fund's average annual returns compare with those of a broad measure of market performance; and disclose that the Fund's past performance is not necessarily an indication of how the Fund will perform in the future).

Purchase and Sale of Fund Shares

12.	Please delete "at the Fund's net asset value next determined after receipt of your request in good order" from the first paragraph of narrative disclosure in this section, as this language is neither required nor permitted by Item 6 of Form N-1A.

More about the Fund's Investment Objectives, Strategies, Risks and Portfolio Holdings

Investment Objective

13.   Please state whether shareholders will be given notice of a change in the Fund's investment objective.

Principal Investment Strategies

Non-Diversified Fund

14.   Please add to the end of the last sentence of this paragraph: ". . . if it intends to qualify as a regulated investment company under the tax code."

Principal Risks of Investing in the Fund

Small-Cap Securities

15.   Please delete the following text from the first sentence of the second paragraph of this section, as it does not contain risk disclosure: "Although investing in securities of small companies offers potential above-average returns if the companies are successful".

Portfolio Holdings

16.   Will the Fund discuss on its website its policies and procedures with respect to disclosure of the Fund's portfolio securities? If it will, please indicate this here. *See* Item 9 (d) of Form N-1A.

Management of the Fund

Additional Information on Expenses

Other Expenses

17.   Disclosure indicates the Fund pays all expenses not assumed by the Adviser, including "any interest." Please specify which interest expenses the Fund pays.

18.   The last sentence of this section refers to the existence of multiple series of the Trust, yet the Trust has only a single series. Please delete this disclosure or explain why it is relevant.

Other Important Information

<u>Federal Taxes</u>

19.   Please delete the remainder of the first sentence of the second paragraph of this section, after the word "cash", then insert "If they do not make such an election, these dividends will automatically be reinvested in additional Fund shares."

Statement of Additional Information

Investment Objectives, Policies and Risks

<u>Exchange-Traded Funds</u>

20.   Please disclose all material risks of investing in ETFs, *e.g*., that ETFs may trade at discount, could be leveraged, and that investing in ETFs could result in duplication of fees.

<u>Commodities Exchange Act Compliance</u>

21.   Please replace "Fund" with "Adviser" in the last sentence of this paragraph, as the Adviser, not the Fund, would be subject to registration as a CPO.

Fundamental Restrictions

22.   Please disclose the Fund's concentration policy. *See* Item 16 (c) (4) of Form N-1A.

23.   Please clarify, with respect to the Fund's borrowing policy, that in the event the Fund's asset coverage falls below 300% of borrowings, the Fund must reduce the amount of borrowing within three business days.

24.   Please provide narrative disclosure describing the extent to which the issuance of senior securities is permitted under the 1940 Act.

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter should be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel